SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tangoe, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number)

Marlin Management Company, LLC

Attention: Robert Kunold, Jr.

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON 4M Strategic Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Marlin Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON David Michael McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,094,599 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,094,599 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 18, 2016 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on June 24, 2016 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 29, 2016 ("Amendment No. 2", and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Tangoe, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In response to the Issuer's solicitation of final bids to acquire all of the outstanding Common Stock, on February 27, 2017, Marlin sent the Issuer a non-binding letter indicating to the Issuer its interest (the "Indication of Interest Letter") in acquiring all of the outstanding Common Stock, through a tender offer or otherwise, for $6.50 per share in cash (the "Acquisition"), subject to, among other things, minimum stockholder approval, receipt of regulatory and antitrust clearances, confirmatory due diligence, a 30-day go-shop period and execution of definitive documents. Marlin would expect to finance the Acquisition through a combination of debt and equity financing. All references to the Indication of Interest Letter are qualified in their entirety by reference to the Indication of Interest Letter, a copy of which is attached as Exhibit 2 and incorporated by reference into this Item 4.

In furtherance of the Indication of Interest Letter, Marlin requested that the Issuer execute an exclusivity agreement (the "Exclusivity Agreement"), pursuant to which the Issuer shall agree, among other things, not to initiate, solicit or knowingly facilitate or knowingly encourage, entertain or accept any inquiries, proposals or offers that constitute or could reasonably be expected to lead to (a) any proposal or offer from any person or group of persons (other than Marlin) to acquire, directly or indirectly, all or a material portion of either (i) the securities or consolidated assets of the Issuer or (ii) the securities or consolidated assets of any of the Issuer's affiliates, (b) any proposal or offer from any person or group of persons (other than Marlin) with respect to any debt, equity or other investment in the Issuer or any of the Issuer's affiliates or (c) any other transaction that would reasonably be expected to materially impair, delay or impede the Acquisition, until the earlier of (a) 5:00 pm U.S. Eastern Time on the date that is 30 days from the date that Marlin receives the Issuer's executed signature page to the Exclusivity Agreement, unless otherwise extended by the parties; (b) the written agreement of each of the parties to terminate negotiations; or (c) the date on which Marlin communicates to the Issuer or any of its respective agents or advisors in writing that it no longer desires to pursue the Acquisition.

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 27, 2017, Marlin submitted the Indication of Interest Letter to the Issuer. The Indication of Interest Letter is attached as Exhibit 2 and incorporated by reference into this Item 6.

Other than the Joint Filing Agreement previously filed as Exhibit 1 to the Original Schedule 13D, the Non-Disclosure Agreement previously disclosed in Amendment No. 2 to the Schedule 13D and the Indication of Interest Letter, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
2	Indication of Interest Letter, dated February 27, 2017.

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2017

4M STRATEGIC INVESTMENTS, LLC

By:	Marlin Management Company, LLC, as manager

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

/s/ David Michael McGovern
David Michael McGovern